May 18, 2021

VIA EDGAR TRANSMISSION

Mr. Quinn Kane

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re: Mutual Fund Series Trust, File Nos. 333-132541 and 811-21872

Dear Mr. Kane:

On February 12, 2021, the Registrant, on behalf of its series, AlphaCentric Strategic Income Fund (the “Fund”) filed a registration statement (“Registration Statement”) under the Securities Act of 1933 (the “Securities Act”) and the Investment Company Act of 1940, as amended (the “1940 Act”). In a telephone conversation on March 29, 2021, you provided comments to the Registration Statement. Below, please find a summary of your comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Additional or revised disclosures are italicized herein.

General

Comment 1: Please confirm that the Fund will not go effective until after the closing of the reorganization and the accountant from the Securities and Exchange Commission (“SEC”) has been provided the information for Appendix C for the Statement of Additional Information (i.e., Financial Statements of Strategos Deep Value LP Fund (the “Predecessor Fund”)). Please confirm the compliance of those financial statements with Rule 6-11 of Regulation S-X.

Response: The Registrant notes that the Fund’s prospectus will need to be effective prior to the reorganization so that the assets of the Predecessor Fund can be converted to the Fund. The Registrant confirms that the Fund will not commence investment operations until the closing of the reorganization. The Registrant has provided with this response letter (and via email on May 10, 2021) financial statements of the Predecessor Fund that are compliant with Rule 6-11 of Regulation S-X for the SEC’s review.

Comment 2: Please provide supplementally the Registrant’s legal analysis as to why a submission on Form N-14 is not required pursuant to Rule 145 of the Securities Act.

Response: The Registrant believes that it is not required to file a proxy statement/prospectus on Form N-14 nor any proxy statement in connection with the proposed conversion of the Predecessor Fund.

Mr. Quinn Kane

May 18, 2021

The preliminary note to Rule 145 makes it clear that the Rule is designed to make available the protection provided by registration to persons who are offered securities in business combinations, such as a reorganization, deemed to be a “sale” for purposes of Section 2(a)(3) of the Securities Act. The note indicates that the thrust of the Rule is that an offer or sale occurs when there is submitted to securities holders a plan or agreement pursuant to which the holders are required to elect whether to accept a new or different security in exchange for their existing security in what is in substance a new investment decision. Rule 145 on its face is only applicable to situations where the plan or agreement of reorganization "is submitted for the vote or consent of such security holders" (Rule 145(a)). This submission to shareholder requirement is consistent with the preliminary note to the Rule, which indicates that an offer or sale occurs "when there is submitted to securities holders a plan or agreement pursuant to which such holders are required to elect, on the basis of what is in substance a new investment decision, whether to accept a new or different security…." If there is no submission, the shareholders are not required to elect whether to accept a new security, and the shareholders are not being offered or sold a security. That is the case here. As more fully explained below, a shareholder vote is not required for the proposed reorganizations, and thus Rule 145 does not trigger any registration requirement. In addition, the Registrant's analysis of the1940 Act reveals no requirement that shareholder approval be obtained for the proposed transaction.

As to the proposed conversion, no vote of shareholders or limited partners is required because (i) the general partner of the Predecessor Fund possesses authority to commit the limited partnership to a reorganization with the Registrant without any vote by limited partners; and (ii) the Board of the Registrant possesses authority to commit the Registrant to the conversion without any vote of shareholders (in part because there are no shareholders). Specifically, as to the issue of whether shareholder approval is required for the conversion, the Registrant first considered whether shareholder approval was required under the laws of the State of Delaware, under which the Registrant was formed. The relevant portion of the Delaware Code, Chapter 38 "Treatment of Delaware Statutory Trusts" (12 Del. C.c. 38) provides that a Delaware statutory may be party to an agreement of merger or reorganization without shareholder approval unless such approval is included in the trusts governing documents. Article VII of the Registrant's Agreement and Declaration of Trust grants the Board power to reorganize the Registrant or its series; and no other section of the Agreement and Declaration of Trust requires shareholder approval for such, unless such vote is commanded by the 1940 Act or other federal regulatory requirement. Similarly, as is consistent with Delaware Code, Chapter 17 "Limited Partnerships" (6 Del. C.c. 17), the general partner of the Predecessor Fund possesses authority to reorganize the limited partnership without limited partner approval.

The Registrant also believes that the continuity in investment between the Predecessor Fund and the Fund, as indicated by the Fund’s reliance on the Mass Mutual no-action letter (discussed below in response to Comment 21), is a further basis for concluding that the conversion does not represent a new investment decision.

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May 18, 2021

The Registrant notes that this interpretation of Rule 145 is consistent with common industry practice and the Registrant’s recent experience with similar hedge fund conversions.

Comment 3: Please explain supplementally how the Fund is complying with Section 17 of the 1940 Act with respect to the transfer of assets between affiliated persons.

Response: The Registrant does not believe that the Predecessor Fund and the Fund are affiliates, and therefore, Section 17 is not implicated. Specifically, the Registrant does not find any indicia of affiliation such as common control. The Sub-Advisor will not become an investment adviser to the Fund until after the Predecessor Fund no longer has assets to manage. Additionally, the Registrant does not believe that the conversion is subject to the conditions of Rule 17a-8, which provides an exemption from Sections 17(a)(1) and (2) of the Investment Company Act for mergers of affiliates because the Predecessor Fund and the Fund are not affiliates. Therefore, the Fund is not in need of the exemptive relief of Rule 17a-8.

Comment 4: Please update the symbols for each share class on EDGAR when available.

Response: The Registrant undertakes to update the symbols for each share class when they become available.

Prospectus

Principal Investment Strategies

Comment 5: In the first paragraph under the heading “Principal Investment Strategies,” the Registrant states that “[t]he Sub-Adviser endeavors to utilize this analysis to purchase securities for the Fund at a discount to intrinsic value.” Please describe “intrinsic value” in plain English and explain how the Sub-Adviser determines a security’s intrinsic value.

Response: The Registrant refers to its response to Comment 25.

Comment 6: The first sentence of the second paragraph under the heading “Principal Investment Strategies” describes “income-producing fixed income and equity securities.” Please disclose how the Fund’s equity securities will be income-producing. Will such securities pay a dividend?

Response: The Registrant refers to its response to Comment 25.

Comment 7: In the fourth paragraph under the heading “Principal Investment Strategies,” please provide a brief explanation and example of duration.

Mr. Quinn Kane

May 18, 2021

Response: The Registrant refers to its response to Comment 25. The Registrant has also amended its disclosures on page 12 to state the following:

The Fund may invest in debt securities of any maturity or duration. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. For example, if a bond has a duration of 5 years, a 1% rise in rates would result in a 5% decline in share price. If a bond has a duration of 10 years, a 1% rise in interest rates would result in a 10% decline in share price.

Comment 8: At the end of the same paragraph referenced in Comment 7, please re-phrase “illiquid securities” as “illiquid investments.”

Response: The Registrant has amended its disclosures accordingly.

Comment 9: If the Fund’s shares may be sold through banks, please add the FDIC disclosure required by Item 4(b)(1)(iii) to Form N-1A.

Response: The Fund’s shares are not sold through banks.

Principal Investment Risks

Comment 10: The Staff’s position on risk disclosures for the past several years has been to disclose risks in the order of significance or prominence to the fund’s strategy. Disclosing risks in alphabetical order suggests that each are equally imminent, whereas the risk disclosures should give shareholders which risks are of greater concern or salient to the Fund. Please re-order the Fund’s principal risk disclosures so that they appear in order of materiality (from most material to least material) in lieu of disclosing them in alphabetical order. See ADI 2019-08, “Improving Principal Risks Disclosure” at www.sec.gov.

Response: The Registrant has given the Staff’s position and ADI 2019-08, thoughtful consideration. The Registrant respectfully declines to re-order the Fund’s risk disclosures as requested. The materiality of each risk is fluid, i.e., what is the most material risk today may not be the most material risk tomorrow. Recent market disruptions and volatility as a result of the global COVID-19 pandemic demonstrate that it is not possible to anticipate which risk will present the greatest concern to the Fund at any given moment. Therefore, the Registrant believes that emphasizing one risk over another may be misleading to investors.

Comment 11: The Fund is classified as non-diversified. In the Fund’s disclosure of “Non-diversification Risk,” please delete the phrase “that could be in the same or related economic sectors”

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because diversification relates to investments of issuers, not sectors. Please make the corresponding change to the penultimate paragraph of the Fund’s principal investment strategy disclosures.

Response: The Registrant has given careful consideration to the Staff’s comment and respectfully declines to amend its disclosures. The principal investment strategy and risk disclosures state that the Fund’s non-diversification status means that it may be “invested in the securities of a limited number of companies.” The Registrant believes that the consequence of being invested in a limited number of companies is that the portfolio’s holdings may represent the same or related economic sectors and that such disclosure would be helpful to investors.

Comment 12: In the Fund’s principal investment strategy disclosures, please disclose the tranches of CDOs and CLOs in which the Fund invests. Revise the disclosure of “CDOs and CLOs Risk” accordingly.

Response: The Registrant refers to its response to Comment 25.

The Registrant has amended its disclosure of “CDOs and CLOs Risk” to state the following:

CDOs and CLOs Risk. CDOs and CLOs are securities backed by an underlying portfolio of debt and loan obligations, respectively. CDOs and CLOs issue classes or “tranches” that vary in risk and yield and may experience substantial losses due to actual defaults, decrease of market value due to collateral defaults and removal of subordinate tranches, market anticipation of defaults and investor aversion to CDO and CLO securities as a class. The risks of investing in CDOs and CLOs depend largely on the tranche invested in and the type of the underlying debts and loans in the tranche of the CDO or CLO, respectively, in which the Fund invests. Losses incurred by a CDO or CLO are borne first by holders of equity and the most subordinate tranches. CDOs and CLOs also carry risks including, but not limited to, interest rate risk and credit risk.

Comment 13: If derivatives are part of the Fund’s principal investment strategy (as suggested by the disclosure of “Changing Fixed Income Market Conditions Risk”), please disclose how the Fund will use derivatives, the certain kinds of derivatives the Fund will use, and add risk disclosures specific to those derivatives.

Response: The Registrant refers to its response to Comment 25. The Registrant has added the following to its principal investment risk disclosures:

Derivatives Risk. The Fund may use derivatives (including options, futures and swaps) to hedge against market declines and rising default rates. The Fund's use of derivative instruments involves risks different from, or possibly greater than, the risks

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associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations; (ii) risk of mispricing or improper valuation; and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. Derivative prices are highly volatile and may fluctuate substantially during a short period of time.

Comment 14: In the Fund’s disclosure of “Equity Securities Risk,” please add that dividends on equity securities may change and are not guaranteed.

Response: The Registrant has amended its Item 9 disclosure of “Equity Securities Risk” to state the following:

Equity Security Risk. Common and preferred stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. Dividends are not guaranteed, and the amount of dividends may change over time. Warrants and rights may expire worthless if the price of a common stock is below the conversion price of the warrant or right. Convertible bonds may decline in value if the price of a common stock falls below the conversion price. Investor perceptions are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies; inflation and interest rates; economic expansion or contraction and global or regional political, economic and banking crises.

Comment 15: Please consider whether the Fund is subject to risk related to Brexit and, if so, modify the disclosure of “Foreign Securities Risk” accordingly.

Response: The Registrant has amended its Item 4 disclosure of “Foreign Securities Risk” by adding the following sentence to the end of those disclosures:

The departure of the United Kingdom and the potential departure of additional countries from the European Union may have significant political and financial consequences on global markets. Uncertainty relating to the withdrawal procedures and timeline may have adverse effects on valuations and the renegotiation of current trade agreements, as well as an increase in financial regulation in such markets.

Comment 16: In the disclosure of “Interest Rate Risk,” please clarify what is meant by “target” where the Registrant states “[t]he maturity and effective duration of the Fund’s investment portfolio may vary materially from its target . . .”

Mr. Quinn Kane

May 18, 2021

Response: The Registrant has amended its Item 4 disclosure of “Interest Rate Risk” to state the following:

Interest Rate Risk. Interest rate risk is the risk that bond prices overall, including the prices of securities held by the Fund, will decline over short or even long periods of time due to rising interest rates. Bonds with longer maturities tend to be more sensitive to interest rates than bonds with shorter maturities. For example, if interest rates go up by 1.0%, the price of a 4% coupon bond will decrease by approximately 1.0% for a bond with 1 year to maturity and approximately 4.4% for a bond with 5 years to maturity. From time to time, the maturity and effective duration of the Fund’s investment portfolio may vary ~~materially from its target, from time to time, and There is no assurance that the maturity or effective duration of the Fund’s investment portfolio will not exceed its target~~. ~~When~~ While interest rates are at historic lows, a heightened risk to the Fund is posed by the greater potential for rising interest rates to the extent the Fund’s portfolio includes longer-term fixed income securities.

Comment 17: Please expand the Registant’s disclosure of “Limited History of Operations Risk” to state that a new fund could have higher expenses than expected, may not grow to an economically viable size, and could cease operations where investors may be required to liquidate or transfer their investments at a loss.

Response: The Registrant has considered the Staff’s comment and respectfully declines to amend its disclosure of “Limited History of Operations Risk.” The risks identified by the Staff apply equally to all funds and not just those with a limited history of operations.

Comment 18: Please expand the disclosure of “Model and Data Risk” to explain that the Sub-Adviser may err with respect to the methdologies and analyses it employs.

Response: The Registrant has amended its Item 9 disclosure of “Model and Data Risk” to state the following:

Model and Data Risk. Like all quantitative analysis, the investment models utilized by the Sub-Advisor carry the risk that the ranking system, valuation results and predictions might be based on one or more incorrect assumptions, insufficient historical data, inadequate design, or may not be suitable for the purpose intended. In addition, models may not perform as intended for many reasons including errors, omissions, imperfections or malfunctions, and the Sub-Advisor may misinterpret the models’ output. Because the use of models is usually based on data supplied by third parties, the success of the Sub-Advisor’s use of such models is dependent on the accuracy and reliability of the supplied data. Historical data inputs may be subject to revision or corrections, which may diminish data reliability and quality of predictive

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results. Changing and unforeseen market dynamics could also lead to a decrease in the short-term or long-term effectiveness of a model. Models may lose their predictive validity and incorrectly forecast future market behavior and asset prices, leading to potential losses. No assurance can be given that a model will be successful under all or any market conditions.

Comment 19: If applicable, please add call risk to the disclosure of “Prepayment and Extension Risk.”

Response: Consistent with its Item 9 disclosures, the Registrant has replaced its Item 4 disclosure of “Prepayment and Extension Risk” with the following three risk disclosures:

Call Risk. Call risk is the risk that a security may be redeemed prior to it anticipated maturity. Call risk may impact the Fund’s profits and/or require it to reinvest at lower yields than were expected.

Extension Risk. Extension risk is the risk that an issuer will exercise its right to repay principal on a fixed rate obligation held by the Fund later than expected.

Prepayment Risk. Prepayment risk is the risk that principal on a debt obligation may be repaid earlier than anticipated. Prepayment risk may impact the Fund’s profits and/or require it to reinvest at lower yields than were expected.

Comment 20: Please add investment strategy disclosures to correspond to the Fund’s disclosure of “Sub-Prime Mortgage Risk.”

Response: The Registrant refers to its response to Comment 25.

Performance

Comment 21: Please provide the following information supplementally:

a.	Describe the background of the Predecessor Fund, including information about when and why the Predecessor Fund was created.
b.	State whether the Sub-Adviser for the Fund was the adviser for the Predecessor Fund for the entire performance period shown and whether the Sub-Adviser managed any other accounts that were materially equivalent to the Fund. If there are such other accounts, state whether they were converted into mutual funds and why the Predecessor Fund was chosen to be converted into mutual fund, particularly if the other accounts had lower performance. Describe whether the Predecessor Fund will transfer substantially all of its portfolio securities to the Fund. If not, explain why the Registrant believes the conversion is consistent with the guidance set forth in Mass Mutual.

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May 18, 2021

c.	Explain supplementally whether the Predecessor Fund could have complied with Subchapter M of the Internal Revenue Code.
d.	Describe whether the Predecessor Fund made any investment strategy changes during the past year and, if so, whether such changes were made in anticipation of the conversion. Discuss any variation in the Predecessor Fund’s asset levels over the past year. If any investors in the Predecessor Fund redeemed out during the past year, describe whether such investors were able to invest in an account with a substantially similar investment strategy. Confirm the Predecessor Fund’s method of calculating performance.
e.	Confirm that the Predecessor Fund has the records necessary to support the performance calculations pursuant to Rule 204-2a(16) of the Investment Advisers Act of 1940.

Response: The Registrant responds as follows:

a.       The Registrant has confirmed with the adviser to the Predecessor Fund that the Predecessor Fund began investing and trading in August 2011 with the objective of generating attractive risk-adjusted returns through a combination of current income, capital appreciation, and trading. The adviser to the Predecessor Fund has further confirmed that the Predecessor Fund was not formed with the intention to later convert it to a mutual fund, and that the interests of the Predecessor Fund were offered pursuant to Section 3(c)(7) of the 1940 Act.

b.       The Fund’s sub-adviser, or its control affiliate, was the adviser to the Predecessor Fund for the entire performance period shown. The sub-adviser’s control affiliate managed other separately managed accounts (“SMAs”) and closed-end funds (“CEFs”) that were materially equivalent to the Fund at the time such other SMAs and CEFs were managed by the sub-adviser. None of the SMAs or CEFs were converted into mutual funds because, (i) in the case of SMAs, those accounts were under the ultimate control of a third-party investor who engaged the sub-adviser for a limited time period and (ii) in the case of CEFs, the CEFs had a limited purpose and maturity. The Predecessor Fund was chosen to be converted into mutual fund because it was an open-end fund under the ultimate control of the sub-adviser. The Predecessor Fund will transfer substantially all of its portfolio securities to the Fund consistent with Mass Mutual.

c.       The Registrant has confirmed with the adviser to the Predecessor Fund that it does not believe the Predecessor Fund would have complied with Subchapter M of the Internal Revenue Code.

d.       The Registrant has confirmed with the adviser to the Predecessor Fund that: (i) the Predecessor Fund did not make any investment strategy changes during the past year; (ii) the Predecessor Fund’s asset levels increased substantially over the past year due primarily to additional investor subscriptions and positive investment performance; (iii) any investors that redeemed shares in the Predecessor Fund during the past year did not invest in an account with a similar strategy managed by the adviser to the Predecessor Fund; (iv) the performance of the Predecessor Fund was calculated in accordance with the Audit and Accounting Guide for Investment Companies and therefore U.S. GAAP. The

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calculations also coincide with the Global Investment Performance Standards requirements for calculating performance.

e.       The Registrant has so confirmed with the adviser to the Predecessor Fund.

Comment 22: Please provide the disclosures required by Instruction 2(b) to Item 4(b)(2) of Form N-1A regarding supplemental indices.

Response: The Registrant notes that Fund, the disclosure required by Item 4(b)(2) is included in the second paragraph under the heading “Performance” on page 8. The Registrant has added the following footnote to the bar chart for the Fund:

*The returns shown are for the Class I shares of the Fund. Class A and Class C shares would have substantially similar returns because the shares are invested in the same portfolio of securities and the annual returns would differ only to the extent the Classes do not have the same expenses.

Comment 23: In the disclosures accompanying the Annual Total Return Table, please state that the bar chart does not reflect sales charges and that returns would be lower if it did.

Response: The Registrant notes that Staff’s comment is inapplicable since the bar chart presents shares class without a sales load. Nevertheless, the Registrant has clarified its disclosures to state the following:

The bar chart and performance table below show the variability of the Fund’s returns, which is some indication of the risks of investing in the Fund. The bar chart shows performance of the Fund’s Class I shares for each full calendar year since the Predecessor Fund’s inception. Although Class A and Class C shares have similar annual returns to Class I shares because the classes are invested in the same portfolio of securities, the returns for Class A and Class C shares are different from Class I shares because Class A, and Class C shares have different expenses than Class I shares. Class A sales charges are reflected in the information shown below in the average annual total return table. The performance table compares the performance of the Fund’s shares over time to the performance of a broad-based market index and a supplemental index. You should be aware that the Fund’s and Predecessor Fund’s past performance (before and after taxes) may not be an indication of how the Fund will perform in the future.

Additional Information About Principal Investment Strategies

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Comment 24: Please delete “non-principal” from the heading “Principal and Non-Principal Investment Strategies.” Please limit the Fund’s risk disclosures to only principal investment risk disclosures. All non-principal investment risks should be disclosed only in the Statement of Additional Information.

Response: On June 1, 2018, the Registrant filed an amendment to its registration statement to include non-principal risk disclosures in the combined statutory prospectus of the AlphaCentric Asset Rotation Fund, AlphaCentric Income Opportunities Fund, AlphaCentric Bond Rotation Fund, AlphaCentric Hedged Market Opportunity Fund (nka AlphaCentric Premium Opportunity Fund), and AlphaCentric Global Innovations Fund (nka AlphaCentric Robotics and Automation Fund). On June 14, 2018, the Registrant requested template relief from the SEC to make similar disclosures in each of its series’ statutory prospectus. The Registrant’s request for template relief was granted, and the Registrant has disclosed non-principal investment risks in all subsequent amendments, including in the combined statutory prospectus to which the Fund will be added. For these reasons, the Registrant respectfully declines to limit the Fund’s risk disclosures to only principal investment risk disclosures or to amend the heading to eliminate “non-principal.”

Comment 25: The Registrant’s Item 4 strategy disclosures are nearly identical to its Item 9 strategy disclosures. Furthermore, several risk disclsoures in Item 4 are identical to corresponding disclosures in Item 9. Please consider whether the Registrant’s Item 4 disclosures can summarize its Item 9 disclosures. See IM Guidance Update No. 2014-08, “Guidance Regarding Mutual Fund Enhanced Disclosure.”

Response: The Registrant has amended its Item 4 principal investment strategy disclosures to state the following:

Strategos Fund Management, LLC, the Fund’s investment sub-advisor (the “Sub-Advisor”) seeks ~~to uncover~~ undervalued investments and endeavors to identify overlooked factors that ~~will ultimately~~ lead to price appreciation. The Sub-Advisor uses a fundamental, research driven approach to detect market inefficiencies and to identify what it perceives to be attractive risk-adjusted return potential. The Sub-Advisor’s analytic framework typically incorporates a “bottom up,” value-oriented evaluation of an investment’s potential. For fixed income securities, analysis is focused on ~~gaining a thorough~~ understanding ~~of~~ credit risks as well as structural nuances that could affect value. For equity securities, the focus revolves around asset-based analysis ~~which attempts~~ to uncover overlooked sources of value. The Sub-Advisor endeavors ~~to utilize this analysis~~ to purchase securities ~~for the Fund~~ at a discount to its actual value based on the Sub-advisor’s assessment of quantitative and qualitative factors (i.e., “ intrinsic value”). The Sub-Advisor generally sells a security when it is at or near its intrinsic value or to facilitate the purchase of a security

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with a more attractive risk-adjusted return potential. Ultimately, investment decisions ~~made for the Fund~~ rely on the judgement and experience of the Sub-Advisor.

The Fund seeks to achieve its investment objective by investing primarily in intereset bearing ~~income-producing~~ fixed income securities and dividend paying equity securities. The Fund focuses its investments in agency and non-agency residential and commercial mortgage-backed securities (“MBS”), including MBS secured by sub-prime mortgages; and debt and equity securities of companies engaged in real estate and mortgage related businesses, including, but not limited to, mortgage originators, mortgage servicers and real estate investment trusts (mortgage and equity) (“REITs"). The Fund may also invest in senior and subordinate collateralized debt obligations (“CDOs”)~~,~~ and collateralized loan obligations (“CLOs”), and the senior and subordinate debt securities and equity securities of businesses unrelated to real estate and mortgages. The Fund’s CDO or CLO investments will be concentrated in debt tranches, a portion of which could be subordinate debt tranches rated below investment grade. The Fund may invest in domestic and foreign entities.

The Fund concentrates its investments (i.e., invests more than 25% of its net assets) in securities of real estate industry companies. Real estate industry companies are defined by the Fund as REITs, MBS and companies that derive a majority of their revenue from real estate or mortgage related businesses or have a majority of their assets invested in real estate or mortgages.

The Fund may invest in debt securities of any maturity or duration. Duration is a measure used to determine the sensitivity of a security’s price to changes in interest rates. The longer a security’s duration, the more sensitive it will be to changes in interest rates. The more sensitive a security is to changes in interest rates, the higher its volatility risk. The Fund ~~does not limit its investments to a particular credit quality and~~ may invest in distressed asset backed securities and other below investment grade securities (commonly referred to as "junk") without limitation. Below investment grade securities are ~~those~~ rated below Baa3 by Moody's Investor Services or equivalently by another nationally recognized statistical rating organization as well as non-rated securities. The equity securities in which the Fund may invest include the common stock, preferred stock and American Depositary Receipts (“ADRs”) of companies of any capitalization. The Fund may hold up to 15% of its net assets in illiquid securities. The Fund may use derivatives for hedging purposes. The Fund may hedge against rising interest rates through interest rate swaps, interest rate-linked futures and options. The Fund may hedge against rising default rates through credit default swaps, total return swaps linked to an asset or asset class that is representative of the default risks faced by the Fund, and credit spread options.

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The Fund is classified as “non-diversified” for purposes of the Investment Company Act of 1940 (the “1940 Act”), which means a relatively high percentage of the Fund’s assets may be invested in the securities of a limited number of companies that could be in the same or related economic sectors.

The Registrant has reviewed its Item 4 principal investment risk disclosures and respectfully declines to amend its risk disclosures except as noted above in response to the Staff’s other comments. The Registrant believes that its Item 4 risk disclosures provide shareholders with necessary information about the potential risks associated with their investment in the Fund and that abbreviating such disclosures could be misleading.

Statement of Additional Information

Comment 26: In the Fund’s disclosure of “Other Investment Policies” on page 4, please replace “securities” with the word “investments.”

Response: The Registrant has revised its disclosures accordingly.

Part C

Comment 27: Please note that Powers of Attorney for the subsidiary are not necessary.

Response: The Registrant has deleted Item 28(q)(ix).

If you have any questions, please call JoAnn Strasser at (614) 469-3265 or the undersigned at (614) 469-3217.

Very truly yours,

/s/ Philip B. Sineneng

Philip B. Sineneng

cc: JoAnn M. Strasser